The Persons Listed
on Schedule I hereto

Re: Education Loans Incorporated
Student Loan Asset-Backed Notes, Senior Series 2005-1A1, 2005-1A2 and 2005-1A3, and Subordinate Series 2005-1B

Ladies and Gentlemen:

We have acted as counsel to Education Loans Incorporated, a Delaware corporation (the "Corporation"), in connection with the issuance of $750,000,000 aggregate principal amount of Student Loan Asset-Backed Notes, Senior Series 2005-1A1, 2005-1A2 and 2005-1A3, and Subordinate Series 2005-1B (the "Notes"), pursuant to the Indenture of Trust, dated as of June 1, 2005 (the "Indenture"), between the Corporation and U.S. Bank National Association, as Trustee. The issuance of the Notes is also described in a registration statement on Form S-3 (File No. 333-117396) (the "Registration Statement"), and in the related Prospectus and Prospectus Supplement, each dated June 9, 2005 (together, the "Prospectus").

You have requested our opinion with respect to certain federal income tax consequences of the purchase, ownership and disposition of the Notes. For purposes of rendering our opinion we have examined the Registration Statement, the Indenture and the Prospectus.

Our opinion is based upon existing law and currently applicable Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change, which may be retroactive, and to possibly differing interpretations. Any change in these authorities may affect the opinion rendered herein. Our opinion is also based on the representations and warranties set forth in the Indenture and the assumption that the Corporation and the Trustee will at all times comply with the of the Indenture.

An opinion of counsel is predicated on all of the facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

Based upon the foregoing, as of the date hereof it is our opinion that, although there are no regulations, published rulings or judicial decisions involving the characterization for federal income tax purposes of obligations with the same terms as the Notes, the Notes will be classified as debt for federal income tax purposes.

We hereby confirm that the statements contained in the Prospectus under the caption "United States Federal Income Tax Consequences," to the extent they constitute statements of law or legal conclusions as to the likely outcome of material issues under the federal income tax laws, have been reviewed by us and are correct in all material respects, and to the extent they describe the opinion we have rendered on the date hereof with respect to such matters, such statements conform in all material respects with the applicable portions of our opinion.

We express no opinion, nor is any opinion intended, regarding any matter other than the federal income tax matters explicitly addressed herein.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading "United States Federal Income Tax Consequences" in the Prospectus.

Dated: June 21, 2005

Very truly yours,

/s/ Dorsey & Whitney

BJS/KAS

SCHEDULE I

RBC Dain Rauscher Inc.
Citigroup Global Markets Inc.
RBC Capital Markets Corporation
Dougherty & Company LLC

Education Loans Incorporated
U.S. Bank National Association

Moody's Investors Service, Inc.

Fitch Ratings

Standard & Poor's Ratings Group